NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004126

Received SEC

FEB 0 1 2009

Washington, DC 20549

February 1, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-09

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to Citi by William Steiner. We also have received a letter on the proponent's behalf dated January 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 1, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Citi's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Citigroup Inc. (C)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings, November 11, 2008

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding this rule 14a-8 proposal by William Steiner with the following text:

[C: Rule 14a-8 Proposal, October 16, 2008, Updated November 10, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

...

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal would be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Nonetheless the following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

The company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of a rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of any shareholder proposal concerning the board of directors means the members of the board in their capacity as individual shareholders.

Thus the 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same concept in the company no action request. Specifically that the Invacare proposal is in reality asking the board to declassify the board and yet it is limited this request to the individual members of the board and calling for them to only act in their capacity as individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The company (i)(2) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) and (i)(2) objections and hence gratuitous.

Regarding the company (i)(10) objection, the company fails to provide any no action precedents for proposals being judged substantially implemented in cases where there is a large 150% gap, for instance between a 10% requirement and a 25% requirement.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1144 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1144 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

When the company cites the 25% requirement in its 2007 bylaw change it also seems to be claiming that a rule 14a-8 proposal should be determined implemented by looking at the text of a 2006 proposal rather than the 2009 proposal. And the company provides no precedents of a proposal determined implemented through a comparison to a prior year's proposal in preference to the current year's proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Shelley Dropkin <dropkins@citigroup.com>

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Citigroup Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal[1] states:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith and, accordingly, that the Proposal is excludable on that basis. In addition, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

---

[1] On October 16, 2008, the Company received the original version of the Proposal from the Proponent. On November 10, 2008, the Company received an "updated" version of the Proposal from the Proponent, which sought to revise the language of the resolution and supporting statement from the original version of the Proposal. Pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Company has chosen to accept the Proponent's revisions, and this letter will address the revised version of the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's certificate of incorporation or by-laws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite."); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous stockholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of stockholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its stockholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the by-law or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders.[2] Thus, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its stockholders know what is required.[3]

---

[2] The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Delaware state law, under which the Company is incorporated.

[3] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g.*, *Burlington Northern Santa Fe Corp.* (incoming No-Action request, filed Dec. 5, 2008) (interpreting the limitation on "exception or exclusion conditions" to apply to the subject matter of special meetings).

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of the Company's stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's stockholders nor its Board of Directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal requests that any "exception or exclusion conditions" applied to stockholders in the by-law and/or charter text giving stockholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Delaware Law Opinion, doing so "violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the [DGCL]." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors," without any means to limit or restrict such power in a company's by-laws or otherwise. Yet, the Proposal requests both that the ability of stockholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate state law[4] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's Board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a by-law or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL

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[4] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I above. The language does not limit the "exception or exclusion conditions" that would "apply only to shareowners but not to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception or exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's stockholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of stock since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding stock on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal requests that any "exception or exclusion conditions" applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." However, Delaware law provides the Company's Board unrestricted power to call a special meeting, which cannot be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's Board take the impossible actions of both (a) adopting a by-law containing an exclusion condition and (b) not including any exclusion conditions in such by-law. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, the Proposal's implementation would violate the DGCL. Specifically, Delaware law provides the Company's Board unrestricted power to call a special meeting, which cannot be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

IV. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) ("1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In 2006, the Proponent submitted a proposal (the "2006 Proposal") requesting that the Board amend the Company's by-laws "to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting." After the 2006 Proposal was included in the Company's proxy statement and received a 62% favorable vote from stockholders, the Board fully implemented the 2006 Proposal by amending the Company's by-laws to give stockholders representing 25% of the outstanding common stock of the Company the ability to call a special meeting (the "By-Laws," attached hereto as Exhibit C). Shortly thereafter, the Proponent submitted a revised proposal (the "2007 Proposal") requesting that the Company's Board "amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting," and indicating that the proposal "favor[ed] 10% from the above range." Despite any minor differences created by the Proponent's revisions, the Staff concurred with the exclusion of the 2007 Proposal under Rule 14a-8(i)(10). *See Citigroup, Inc.* (avail. Feb. 12, 2008). Nevertheless, the Proponent revised the proposal yet again and submitted the current Proposal, which addresses the same essential objective as his now-implemented prior proposals. This is exactly the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. When the Company has acted responsively and favorably to an issue addressed in a stockholder proposal, Rule 14a-8(i)(10) does not require the Company and its stockholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the Proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the *fourth year*, when the company had implemented the Proponent's prior proposal regarding the same matter). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

The By-Laws substantially implement the Proposal for purposes of Rule 14a-8(i)(10) because they implement the Proposal's essential objective of giving significant stockholders the ability to call special meetings. Such objective is evidenced by the arguments advanced in support of the Proposal, which exclusively focus on the benefits of giving stockholders such ability. Specifically, the supporting statement argues that (i) "[s]pecial meetings allow shareowners to vote on important matters . . . that can arise between annual meetings," (ii) "[i]f shareowners cannot call special meetings, management may become insulated and investor returns may suffer," and (iii) various organizations and stockholders of other companies favor the ability of stockholders to call special meetings. The By-Laws address these concerns and accomplish the Proposal's essential objective by giving stockholders the ability to call a special meeting. For this reason, despite the wide variety of phrasing chosen for the Proponent's proposals requesting the ability of stockholders to call special meetings, the Staff has concurred with the exclusion of such proposals as substantially implemented by provisions similar to the By-Laws. *See Citigroup Inc.* (avail. Feb. 12, 2008) (concurring with the exclusion under Rule 14a-8(i)(10) of a substantially similar proposal and supporting statement); *see also, e.g., Borders Group Inc.* (avail. Mar. 11, 2008) ("no restriction on the shareholder right to call a special meeting"); *Chevron Corp.* (avail. Feb. 19, 2008) ("to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting . . . . This proposal favors 10% from the above range."); *Johnson & Johnson* (avail Feb. 19, 2008) ("to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting . . . . This proposal favors 10% . . . to call a special shareholder meeting"); *Hewlett Packard Co.* (avail. Dec. 11, 2007) ("to give holders of 25% or less of our outstanding common stock . . . the power to call a special shareholder meeting").

The Proponent's modification of the numerical percentage of stock necessary for stockholders to call a special meeting is the only difference between the Proposal and the By-Laws and does not preclude the By-Laws from substantially implementing the Proposal under Rule 14a-8(i)(10). The Proponent previously has tried, and failed, to use the tactic of changing a number requested in a proposal to avoid the application of Rule 14a-8(i)(10). In *General Motors* (avail. Mar. 3, 2004), the Proponent submitted a proposal requesting a stockholder vote on the adoption of a poison pill "at the earliest next [stock]holder election." The Staff concurred with the exclusion of the proposal as substantially implemented by a company policy, adopted in response to prior stockholder proposals, that provided for a stockholder vote "within 12 months of the date of adoption." Similar to this case, despite the implementation of his proposal, the Proponent submitted the same proposal the next year, modifying it specifically to require a stockholder vote "within 4-months." Unlike this case, the supporting statement focused on the timing of the vote and argued that 12 months was too long a delay. However, the Staff again concurred with the exclusion of the revised proposal as substantially implemented under Rule 14a-8(i)(10). *See General Motors Corp.* (avail. Mar. 14, 2005); *see also Boeing Co.* (avail. Mar. 9, 2005); *Home Depot, Inc.* (avail. Mar. 7, 2005). Similarly, the Proponent's tactic of modifying the numerical percentage has not changed the essential objective of the Proposal. To conclude otherwise would render Rule 14a-8(i)(10) a nullity because it would allow the Proponent to resubmit the Proposal indefinitely with a different percentage each year.

The Proposal does not contain any other requests that the By-Laws do not substantially implement. The By-Laws do not contain "any exception or exclusion conditions (to the fullest extent permitted by state law)" that apply to stockholders, management or the Board, with exception of the minimum stock holding condition, which is also requested by the first sentence of the Proposal. There are provisions that consist of procedural and disclosure requirements necessary to implement the essential objective of the Proposal, but they are not "exception or exclusion conditions" to the ability to call a special meeting. In this regard, the Staff previously has recognized that similar provisions do not constitute restrictions on the ability to call a special meeting. In *Allegheny Energy, Inc.* (avail. Feb. 19, 2008), the proposal requested that Allegheny amend its by-laws and other governing documents "in order that there is no restriction on the shareholder right to call a special meeting." Like the Company, Allegheny's existing by-laws provided the ability to call a special meeting to holders of 25% of the stock entitled to vote at the special meeting and included procedural and disclosure requirements. Moreover, unlike the Company, Allegheny's existing by-laws conditioned the calling of such a special meeting on the payment of mailing costs by the requesting stockholders and the business of the special meeting not having been considered in the last twelve months. Despite all these provisions, the Staff concurred with exclusion of the proposal under Rule 14a-8(i)(10), as the existing by-laws substantially implemented the request that there be "no restriction" on the stockholder ability to call a special meeting. *See also Borders Group Inc.* (avail. Mar. 11, 2008) (concurring with the exclusion of an identical proposal as substantially implemented by existing by-laws containing procedural and disclosure requirements). In the instant case, the Proposal is much less expansive because it only limits "exception and exclusion conditions," and the By-Laws do not contain such conditions. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented by the By-Laws.

We believe that, for the reasons set forth above, the Proposal may be excluded from the Company's 2009 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please acknowledge receipt of this letter and the enclosed material by return email.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 793-7396 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

SJD/lac

Enclosures

cc: John Chevedden
William Steiner

EXHIBIT A

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature)
William Steiner

10/1/08
Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 16, 2008, Updated November 10, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support at the following companies (based on 2008 yes and no votes):

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

It is important for Citigroup to enable shareholders to call a special meeting because our board is composed of too many overextended directors. According to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, Board composition at Citigroup represented a concern for shareholders due to the high concentration of active CEOs on the board.

Four of our directors were active CEOs at other public companies (Alain Belda of Alcoa, George David of United Technologies, Anne Mulcahy of Xerox and Andrew Liveris of Dow Chemical). This raised concern about the ability of these individuals to dedicate enough time to properly supervise the affairs of Citigroup.

In addition, two directors were potentially conflicted outside-related directors (Roberto Hernandez Ramirez and Sir Winfried F.W. Bischoff - Chairman of our Board). Mr. Hernandez Ramirez was non-executive chairman of our company's Mexico subsidiary (Banco Nacional de Mexico) and received $2.6M in security services from Citigroup in 2007. Meanwhile, Mr. Bischoff was our acting Chief Executive Officer from November 2007 to December 2007. This raised concerns about our board's ability to remain an independent and effective counter balance to management.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner 10/1/08
William Steiner Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 16, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings to consider any topic that the board or management could call for such a special meeting (to the fullest extent permitted by state law). This includes that there are no exclusion or exception conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

It important for Citigroup to enable shareholders to call a special meeting because our board is composed of too many overextended directors. According to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, Board composition at Citigroup represents a concern for shareholders due to the high concentration of active CEOs on the board.

Four of our directors are active CEOs at other public companies (Alain Belda of Alcoa, George David of United Technologies, Anne Mulcahy of Xerox and Andrew Liveris of Dow Chemical). This raises concern about the ability of these individuals to dedicate enough time to properly supervise the affairs of Citigroup.

In addition, two directors are potentially conflicted outside-related directors (Roberto Hernandez Ramirez and Sir Winfried F.W. Bischoff - Chairman of the Board). Mr. Hernandez Ramirez is non-executive chairman of the company's Mexico subsidiary (Banco Nacional de Mexico) and received $2.6M in security services from Citigroup in 2007. Meanwhile, Mr. Bischoff was acting Chief Executive Officer from November 2007 to December 2007. This raises concerns about the board's ability to remain an independent and effective counter balance to management.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA UPS

October 27, 2008

Mr. William Steiner

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB MEMORANDUM M-07-16

DJF

DISCOUNT BROKERS

Date: 30 October 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ____________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5850 shares of Citigroup Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/10/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-30-08 # of pages ▸
To Shelley Dropkin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 212-793-7600	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 16, 2008

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of William Steiner as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the by-laws of the Company (the "By-laws") and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions" to calling a special meeting that apply "only to shareowners but not to management and/or the board."[1]

---

1 The Proposal reads:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to

(continued)

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the By-laws or other "appropriate governing document" to allow the stockholders to call special meetings of stockholders pursuant to the Proponent's Proposal. As explained in Part III herein, implementing the Proposal violates Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL").

For the foregoing reason, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Directors' Right to Call Special Meetings Cannot Be Limited.

The Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board or management. Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of the stockholders to call a special meeting, the Proposal would necessarily require the same condition to be applied to the Board, so that the Board could only call a special meeting if the directors collectively owned 10% of the outstanding common stock. As discussed below, this limitation is inconsistent with the Board's unqualified statutory power to call special meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 *Del. C.* § 211(d). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's by-laws or

---

(continued)

> call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

certificate of incorporation.[2] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

Section 109(b) of the DGCL states that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation." Similarly, Section 102(b)(1) of the DGCL authorizes the certificate of incorporation of a Delaware corporation to include provisions "regulating the powers of . . . directors," but expressly states that such provisions may not be "contrary to the laws of this State." 8 *Del. C.* § 102(b)(1). For the reasons noted above, the Board would violate Delaware law if it adopted the type of by-law or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[3]

The Proponent's attempt to limit the Board's unqualified statutory power to call a special meeting is also inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best

---

2 The by-laws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

3 Although one need look only to the express terms of Section 211(d) to determine that the Proposal is invalid, we note that the legislative history of Section 211(d) further supports our opinion. Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy— a result that the law will not permit.

B. The Proposal Would Violate Delaware Law Because There Are Certain Matters For Which Stockholders May Not Call Meetings.

The Proposal requires that there be no "exception or exclusion condition," to the extent such provisions are permitted by law, that apply only to stockholders. However, as noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is, implicit in the DGCL, an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[4] Because this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 851-52 (Del. Ch. 2004) (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, implementation of the Proposal thus violates Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such

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[4] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the by-laws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders, and, as discussed above, the applicable limits on stockholders (*e.g.*, the 10% threshold) are permitted insofar as they apply to the stockholders.

as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal places restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2629527.2

EXHIBIT C

BY-LAWS

OF

CITIGROUP INC.

As amended effective October 16, 2007

INDEX

TO

BY-LAWS

OF

CITIGROUP INC.

BY-LAWS
OF
CITIGROUP INC.

ARTICLE I
LOCATION

SECTION 1. The location of the registered office of the Company in Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

SECTION 2. The Company shall, in addition to the registered office in the State of Delaware, establish and maintain an office within or without the State of Delaware or offices in such other places as the Board of Directors may from time to time find necessary or desirable.

ARTICLE II
CORPORATE SEAL

SECTION 1. The corporate seal of the Company shall have inscribed thereon the name of the Company and the words "Incorporated Delaware."

ARTICLE III
MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders, or any special meeting thereof, shall be held either in the City of New York, State of New York, or at such other place as may be designated by the Board of Directors or group of Directors calling any special meeting.

SECTION 2. Stockholders entitled to vote may vote at all meetings either in person or by proxy authorized electronically or by an instrument in writing executed in any manner permitted by law or transmission permitted by law. All proxies shall be filed with the Secretary of the meeting before being voted upon.

SECTION 3. A majority in amount of the stock issued, outstanding and entitled to vote represented by the holders in person or by proxy shall be requisite at all meetings to constitute a quorum for the election of Directors or for the transaction of other business except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws. If at any annual or special meeting of the stockholders, a quorum shall fail to attend, a majority in interest attending in person or by proxy may adjourn the meeting from time to time, without notice other than by announcement at the meeting (except as otherwise provided herein) until a quorum shall attend and thereupon any business may be transacted which might have been transacted at the meeting originally called had the same been held at the time so called. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, to the extent required by law a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 4. The annual meeting of the stockholders shall be held on such date and at such time as the Board of Directors may determine by resolution. The business to be transacted at the annual meeting shall include the election of Directors and such other business as may properly come before the meeting. Except as otherwise set forth in the Certificate of Incorporation, each holder of voting stock shall be entitled to one vote for each share of such stock standing registered in his or her name.

SECTION 5. Notice of the annual meeting shall be given by the Secretary to each stockholder entitled to vote, at his or her last known address, at least ten days but not more than sixty days prior to the meeting.

SECTION 6. Special Meetings

(a) Special Meetings Called by Chairman or Chief Executive Officer. Special meetings of the stockholders may be called by the Chairman or the Chief Executive Officer. A special meeting shall be called at the request, in writing, of a majority of the Board of Directors or by the vote of the Board of Directors.

(b) Stockholder Requested Special Meetings. A special meeting of stockholders shall be called by the Board upon the written request to the Secretary of record holders of at least twenty-five percent of the outstanding common stock of the Company.

(1) A written request for a special meeting of stockholders shall be signed by each stockholder, or duly authorized agent, requesting a special meeting and shall set forth: (i) a statement of the specific purpose of the meeting and the matters proposed to be acted on at the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of the stockholders requesting the meeting; (ii) the name and address of each such stockholder as it appears on the Company's stock ledger; and (iii) the number of shares of the Company's common stock owned of record and beneficially by each such stockholder. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the receipt by the Company of a properly submitted request to call a special meeting. A special meeting requested by stockholders shall not be held if either

(i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes (among any other matters properly brought before the meeting) the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Company which included the purpose specified in the request.

(3) Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Company's notice of meeting; provided however that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any stockholder requested special meeting. The Board of Directors may fix a record date to determine the holders of common stock who are entitled to deliver written requests for a special meeting.

SECTION 7. Notice of each special meeting, indicating briefly the object or objects thereof, shall be given by the Secretary to each stockholder entitled to vote at his or her last known address, at least ten days but not more than sixty days prior to the meeting. Only such business shall be conducted at a special meeting of stockholders as shall be stated in the Company's notice of the meeting.

SECTION 8. If the entire Board of Directors becomes vacant, any stockholder may call a special meeting in the same manner that the Chairman or the Chief Executive Officer may call such meeting, and Directors for the unexpired term may be elected at said special meeting in the manner provided for their election at annual meetings.

SECTION 9. The Company may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

SECTION 10. The officer presiding at any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. He or she shall have the power to adjourn the meeting to another place, date and time.

SECTION 11. A notice of a stockholder to make a nomination or to bring any other matter before a meeting shall be made in writing and received by the Secretary of the Company (a) in the event of an annual meeting of stockholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting provided, however, that in the event that the annual meeting is called on a date that is not within thirty days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the fifteenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; or (b) in the event of a special meeting of stockholders, such notice shall be received by the Secretary of the Company not later than the close of the fifteenth day following the day on which notice of the meeting is first mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

Every such notice by a stockholder shall set forth:

(a) the name and residence address of the stockholder of the Company who intends to make a nomination or bring up any other matter;
(b) a representation that the stockholder is a holder of the Company's voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;
(c) with respect to notice of an intent to make a nomination, a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
(d) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors of the Company; and
(e) with respect to the notice of an intent to bring up any other matter, a description of the matter, and any material interest of the stockholder in the matter.

Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to serve as director of the Company if so elected.

At the meeting of stockholders, the Chairman shall declare out of order and disregard any nomination or other matter not presented in accordance with this section.

ARTICLE IV
DIRECTORS

SECTION 1. The affairs, property and business of the Company shall be managed by or under the direction of a Board of Directors, with the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The terms of Directors shall be as provided in the Certificate of Incorporation as amended from time to time. A nominee in an uncontested election shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election. For purposes of these By-laws, an "uncontested election" means any meeting of stockholders at which directors are elected and with respect to which either (i) no stockholder has submitted notice of an intent to nominate a candidate for election pursuant to Section 11 of Article III of these By-laws or (ii) if such notice has been submitted, all such nominees have been withdrawn by stockholders on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders. In all director elections other than uncontested elections, directors shall be elected by a plurality of the votes cast, and stockholders shall not be permitted to vote against any nominee for director. If the holders of preferred stock of the Company are entitled to elect one or more directors in accordance with a certificate adopted pursuant to Paragraph B of Article FOURTH of the Certificate of Incorporation, such directors shall be elected in accordance with this Section unless a different vote for election is specified in such certificate. If a nominee in an uncontested election is not elected by a majority vote, then the Director shall offer to resign from his or her position as a Director. Unless the Board decides to reject the offer or to postpone the effective date of the offer, the resignation shall become effective 60 days after the date of the election. In making a determination whether to reject the offer or postpone the effective date, the Board of Directors shall consider all factors it deems relevant to the best interests of the Company. If the Board rejects the resignation or postpones its effective date, it shall issue a public statement that discloses the reason for its decision. The Board of Directors may appoint a Lead Director who shall preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions. In addition to the powers and authorities expressly conferred upon the Board of Directors by these By-laws, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Company, but subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of these By-laws. For purposes of these By-laws the term "entire Board of Directors" shall mean the total number of Directors as determined by the Board of Directors from time to time whether or not there exist any vacancies in previously authorized directorships.

SECTION 2. Vacancies in the Board of Directors shall be filled as provided in the Certificate of Incorporation as amended from time to time.

SECTION 3. The Board of Directors shall have authority to determine from time to time, the amount of compensation that shall be paid to any of its members, provided, however that no such compensation shall be paid to any Director who is a salaried officer or employee of the Company or any of its subsidiaries. Directors shall be entitled to receive transportation and other expenses of attendance at meetings. Nothing herein contained shall be construed to preclude a Director or member of a committee from serving in any other capacity and receiving compensation therefor.

SECTION 4. The Company shall indemnify, to the fullest extent permissible under the General Corporation Law of the State of Delaware, or the indemnification provisions of any successor statute, any person, and the heirs and personal representatives of such person, against any and all judgments, fines, amounts paid in settlement and costs and expenses, including attorneys' fees, actually and reasonably incurred by or imposed upon such person in connection with, or resulting from any claim, action, suit or proceeding (civil, criminal, administrative or investigative) in which such person is a party or is threatened to be made a party by reason of such person being or having been a director, officer or employee of the Company, or of another corporation, joint venture, trust or other organization in which such person serves as a director, officer or employee at the request of the Company, or by reason of such person being or having been an administrator or a member of any board or committee of the Company or of any such other organization, including, but not limited to, any administrator, board or committee related to any employee benefit plan.

The Company shall advance expenses incurred in defending a civil or criminal action, suit or proceeding to any such director, officer or employee upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount, if it shall ultimately be determined that such person is not entitled to indemnification by the Company.

The foregoing right of indemnification and advancement of expenses shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled, under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs and personal representatives of such person.

SECTION 5. Each Director and officer and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Company or of any of its subsidiaries, or upon information, opinions, reports or statements made to the Company or any of its subsidiaries by any officer or employee of the Company or of a subsidiary or by any committee designated by the Board of Directors or by any other person as to matters such Director, officer or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

ARTICLE V
MEETINGS OF THE DIRECTORS

SECTION 1. The Board of Directors shall meet as soon as convenient after the annual meeting of stockholders in the City of New York, State of New York, or at such other place as may be designated by the Board of Directors, for the purpose of organization and the transaction of any other business which may properly come before the meeting.

SECTION 2. Regular meetings of the Directors may be held without notice at such time and place as may be determined from time to time by resolution of the Board of Directors or as determined by the Secretary upon reasonable notice to each Director.

SECTION 3. A majority of the total number of the entire Board of Directors shall constitute a quorum except when the Board of Directors consists of one Director, then one Director shall constitute a quorum for the transaction of business, but the Directors present, though fewer than a quorum, may adjourn the meeting to another day. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 4. Special meetings of the Board may be called by the Board of Directors, or the Chairman, on one day's notice, or other reasonable notice, to each Director, either personally, by mail or by electronic transmission, and may be held at such time and place as the Board of Directors, or the officer calling said meeting may determine. Special meetings may be called in like manner on the request in writing of three Directors. Special meetings of the full Board and executive sessions of the Board may be called in like manner by the Lead Director.

SECTION 5. In the absence of both the Secretary and an Assistant Secretary, the Board of Directors shall appoint a secretary to record all votes and the minutes of its proceedings.

ARTICLE VI
COMMITTEES

SECTION 1. The Board of Directors may designate committees of the Board and may invest such committees with all powers of the Board of Directors, except as otherwise provided in the General Corporation Law of the State of Delaware, subject to such conditions as the Board of Directors may prescribe, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose in the office of the Company and shall report the same to the Board of Directors.

ARTICLE VII
EXECUTIVE COMMITTEE

SECTION 1. The Executive Committee shall be composed of the Chairman and such additional Directors not less than three, appointed by the Board, who shall serve until the next annual organization meeting of the Board and until their successors are appointed. A majority of the members of the Executive Committee shall constitute a quorum. The vote of the majority of members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. Any vacancy on the Executive Committee shall be filled by the Board of Directors.

SECTION 2. The Executive Committee may exercise all powers of the Board of Directors between the meetings of the Board except as otherwise provided in the General Corporation Law of the State of Delaware and for this purpose references in these By-laws to the Board of Directors shall be deemed to include references to the Executive Committee.

SECTION 3. Meetings of the Executive Committee may be called at any time upon reasonable notice, either personally, by mail or by electronic transmission, by the Chairman, the Chairman of the Executive Committee, or by any two members of the Executive Committee.

SECTION 4. In the absence of both the Secretary and an Assistant Secretary, the Executive Committee shall appoint a secretary who shall keep regular minutes of the actions of the Committee and report the same to the Board of Directors.

SECTION 5. The Board of Directors may designate from the members of the Executive Committee a Chairman of the Executive Committee. If the Board of Directors should not make such designation, the Executive Committee may designate a Chairman of the Executive Committee.

ARTICLE VIII
OFFICERS OF THE COMPANY

SECTION 1. The officers of the Company shall consist of a Chief Executive Officer and may include a Chairman, President, Chief Operating Officer, one or more Vice Chairmen, one or more Vice Presidents, a Secretary and a Treasurer. There also may be such other officers and assistant officers as, from time to time, may be elected or appointed by, or pursuant to the direction of, the Board of Directors.

ARTICLE IX
OFFICERS – HOW CHOSEN

SECTION 1. The Directors shall appoint a Chief Executive Officer. They may also appoint a Chairman, President, Chief Operating Officer, one or more Vice Chairmen, one or more Vice Presidents, a Secretary and a Treasurer to hold office for one year or until others are appointed and qualify in their stead or until their earlier death, resignation or removal.

SECTION 2. The Directors may also appoint such other officers and assistant officers as from time to time they may determine, and who shall hold office at the pleasure of the Board. In addition, the Directors may delegate to officers of the Company, as designated by the Chief Executive Officer, the authority to appoint and dismiss assistant officers and deputy officers within the respective officer's area of supervision.

ARTICLE X
CHAIRMAN

SECTION 1. The Directors shall elect a Chairman annually from among their own number. The Chairman shall preside at meetings of the Board of Directors. The Chairman shall also have such powers and duties as may from time to time be assigned by the Board of Directors.

ARTICLE XI
CHIEF EXECUTIVE OFFICER

SECTION 1. The Chief Executive Officer shall have the general powers and duties of supervision, management and direction over the business and policies of the Company.

SECTION 2. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors and any committee thereof are carried into effect, and shall submit reports of the current operations of the Company to the Board of Directors at regular meetings of the Board, and annual reports to the stockholders.

ARTICLE XII
PRESIDENT

SECTION 1. In the absence of the Chief Executive Officer, the President shall exercise the powers and duties of the Chief Executive Officer. The President shall have general executive powers as well as the specific powers conferred by these By-laws. The President shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XIII
CHIEF OPERATING OFFICER

SECTION 1. In the absence of the Chief Executive Officer and the President, the Chief Operating Officer shall exercise the powers and duties of the Chief Executive Officer. The Chief Operating Officer shall have general executive powers as well as the specific powers conferred by these By-laws. The Chief Operating Officer shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XIV
VICE CHAIRMEN

SECTION 1. In the absence of the Chief Executive Officer, the President and the Chief Operating Officer, and in the order of their appointment to the office, the Vice Chairmen shall exercise the powers and duties of the Chief Executive Officer. The Vice Chairmen shall have general executive powers as well as the specific powers conferred by these By-laws. Each of them shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XV
VICE PRESIDENTS

SECTION 1. Each Vice President shall have such powers and perform such duties as may be assigned to such officer by the Board of Directors or, subject to Section 2 of Article XVIII, by the Chief Executive Officer. The Board of Directors may add to the title of any Vice President such distinguishing designation as may be deemed desirable, which may reflect seniority, duties or responsibilities of such Vice President. The Chief Financial Officer, Treasurer, Controller and General Counsel shall have the powers and duties of a Vice President whether or not given that designation.

ARTICLE XVI
SECRETARY

SECTION 1. The Secretary shall attend all sessions of the Board of Directors and act as clerk thereof and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the committees of the Board of Directors when required.

SECTION 2. The Secretary shall see that proper notice is given of all meetings of the stockholders of the Company and of the Board of Directors. In the Secretary's absence, or in the case of his or her failure or inability to act, an Assistant Secretary or a secretary pro-tempore shall perform his or her duties and such other duties as may be prescribed by the Board of Directors.

SECTION 3. The Secretary shall keep account of certificates of stock, uncertificated shares or other receipts and securities representing an interest in or to the capital of the Company, transferred and registered in such form and manner and under such regulations as the Board of Directors may prescribe.

SECTION 4. The Secretary shall keep in safe custody the contracts, books and such corporate records as are not otherwise provided for, and the seal of the Company. The Secretary shall affix the seal to any instrument requiring the same and the seal, when so affixed shall be attested by the signature of the Secretary, an Assistant Secretary, Treasurer or an Assistant Treasurer.

ARTICLE XVII
TREASURER

SECTION 1. The Treasurer shall make such disbursements of the funds of the Company as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Company. The Treasurer shall also perform such other duties as the Board of Directors may from time to time prescribe.

ARTICLE XVIII
DUTIES OF OFFICERS

SECTION 1. In addition to the duties specifically enumerated in the By-laws, all officers and assistant officers of the Company shall perform such other duties as may be assigned to them from time to time by the Board of Directors or by their superior officers.

SECTION 2. The Board of Directors may change the powers or duties of any officer or assistant officer, or delegate the same to any other officer, assistant officer or person.

SECTION 3. Every officer and assistant officer of the Company shall from time to time report to the Board of Directors, or to his or her superior officers all matters within his or her knowledge which the interests of the Company may require to be brought to their notice.

SECTION 4. Unless otherwise directed by the Board of Directors, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice Chairman, any Vice President or the Secretary of the Company shall have power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Company may hold securities and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other corporation.

ARTICLE XIX
CERTIFICATES OF STOCK, SECURITIES AND NOTES

SECTION 1. The shares of the Company shall be represented by a certificate or shall be uncertificated and shall be entered in the books of the Company and registered as they are issued. Certificates of stock, or other receipts and securities representing an interest in the capital of the Company, shall bear the signature of the Chairman, the President or any Vice Chairman or any Vice President and bear the countersignature of the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer.

The Board of Directors may appoint one or more transfer agents and registrars, and may require all stock certificates, certificates representing any rights or options, and any written notices or statements relative to uncertificated stock to be signed by such transfer agents acting on behalf of the Company and by such registrars.

Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law or a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION 2. Nothing in this Article XIX shall be construed to limit the right of the Company, by resolution of the Board of Directors, to authorize, under such conditions as the Board may determine, the facsimile signature by any properly authorized officer of any instrument or document that the Board of Directors may determine.

SECTION 3. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature shall have been used on any certificates of stock, notes or securities shall cease to be such officer, transfer agent or registrar of the Company, whether because of death, resignation or otherwise, before the same shall have been issued by the Company, such certificates of stock, notes and securities nevertheless may be issued and delivered as though the person or persons who signed the same or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer, transfer agent or registrar of the Company.

SECTION 4. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate or evidence of the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon the Company's books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Company.

SECTION 5. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

SECTION 6. In the case of a loss or the destruction of a certificate of stock, a new certificate of stock or uncertificated shares may be issued in its place upon satisfactory proof of such loss or destruction and the giving of a bond of indemnity, unless waived, approved by the Board of Directors.

ARTICLE XX
NEGOTIABLE INSTRUMENTS AND CONTRACTS

SECTION 1. Any of the following officers who have been appointed by the Board of Directors to wit, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Vice Chairmen, the Vice Presidents, the Secretary, the Treasurer or any other person when such other person is authorized by the Board of Directors shall have the authority to sign and execute on behalf of the Company as maker, drawer, acceptor, guarantor, endorser, assignor or otherwise, all notes, collateral trust notes, debentures, drafts, bills of exchange, acceptances, securities and commercial paper of all kinds.

SECTION 2. The Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice Chairman, any Vice President, the Secretary, the Treasurer or any other person, when such officer or other person has been appointed by the Board of Directors shall have authority, on behalf of and for the account of the Company, (a) to borrow money against duly executed obligations of the Company; (b) to sell, discount or otherwise dispose of notes, collateral trust notes, debentures, drafts, bills of exchange, acceptances, securities, obligations of the Company and commercial paper of all kinds; (c) to sign orders for the transfer of money to affiliated or subsidiary companies, and (d) to execute contracts, powers of attorney or other documents to which the Company is a party.

SECTION 3. The Board of Directors may either in the absence of any of said officers or persons, or for any other reason, appoint some other officer or some other person to exercise the powers and discharge the duties of any of said officers or persons under this Article, and the officer or person so appointed shall have all the power and authority hereby conferred upon the officer or person for whom he or she may be appointed to act.

ARTICLE XXI
FISCAL YEAR

SECTION 1. The fiscal year of the Company shall begin the first day of January and terminate on the thirty-first day of December in each year.

ARTICLE XXII
NOTICE

SECTION 1. Whenever under the provisions of the laws of the State of Delaware or these By-laws notice is required to be given to any Director, member of a committee, officer or stockholder, it shall not be construed to mean personal notice, but such notice may be given by electronic transmission or in writing by depositing the same in the post office or letter box in a post paid, sealed wrapper, addressed to such Director, member of a committee, officer or stockholder at his or her address as the same appears in the books of the Company; and the time when the same shall be mailed shall be deemed to be the time of the giving of such notice.

ARTICLE XXIII
WAIVER OF NOTICE

SECTION 1. A written waiver of any notice, signed by a Director, member of a committee, officer or stockholder, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE XXIV
AMENDMENT OF BY-LAWS

SECTION 1. The Board of Directors, at any meeting, may alter or amend these By-laws, and any alteration or amendment so made may be repealed by the Board of Directors or by the stockholders at any meeting duly called. Any alteration, amendment or repeal of these By-laws by the Board of Directors shall require the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the entire Board of Directors.

END